EX-99 77.D

Effective December 31, 2016, Calvert Research and
Management ("CRM") assumed
investment advisory responsibilities from Calvert
Investment Management, Inc.
("CIM") for the Calvert Tax-Free Responsible Impact Bond
Fund. CRM invests in
a variety of municipal obligations, including obligations issued by state and local issuers as well as U.S. territories, various types of revenue debt, special tax obligations, qualified private activity bonds, municipal leases, and certificates of participation in such investments.
CRM's process for
selecting obligations for purchase and sale includes an evaluation of an obligation's creditworthiness and consideration of the responsible investing criteria. In evaluating creditworthiness, CRM considers ratings assigned by rating agencies and generally perform additional credit and investment analysis. CRM will also consider the relative value of the obligation in the market.